
03023371

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


PROCESSING
RECEIVED
JUN 17 2003
155
SECTION
SEC MAIL
WASH. D.C.

Impac Secured Assets Corp.	**0001018905**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 25, 2003 Series 2003-2	**333-85310**

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
JUN 18 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMPAC SECURED ASSETS CORP.



By: ______________________

Name: Richard J. Johnson

Title: Chief Financial Officer

Dated: June 16, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

UBS WARBURG LLC
$200MM IMSA 03-2

GWAC		6.580% +/-5bps
WAM		342 approx.
California		57.0% approx.
Avg Loan Balance		$210k approx.
WA LTV		73% approx.
FICO		701 approx.
Cash-Out Refi		43.6% approx.
SFD/PUD		71% approx.
Prepayment Penalty	1yr	10.60% approx.
	2yr	4.20% approx.
	3yr	18.82% approx.
	5yr	52.40% approx.
Doc Type	Stated Doc	50% approx.
	Full Doc	17% approx.
Uninsured > 80% LTV		0% approx.
Balloons		1.00% approx.
Interest Only Loans		5.74% approx.
AAA Ratings		2 of 3 (S&P, Moodys. Fitch)
Estimated Subordination Level		6.75%
PPC Ramp	4-18 CPR in 12 months and 18CPR thereafter	
Settlement Date		06/30/03

All numbers approximate.
All tranches subject to 5% size variance.